Quarterly Earnings Report                                                                                   October 28, 2009
3Q09

Net Income Increased 39.03%

Financial Highlights:
(All figures are expressed in millions of Mexican pesos of purchasing power as of September 2009. Comparisons are made with the same period of 2008, unless otherwise stated. Figures may vary due to rounding practices).

    Sales for the quarter grew 4.90% to reach $7,009.53 million
    Gross income increased 2.43%
    The gross margin for the quarter was 10.87%
    Quarterly operating expenses as a percentage of sales were 7.87%, slightly higher than the margin of 7.75% registered during the third quarter of 2008
    Operating income decreased 6.93% versus 3Q08
    The operating margin for the quarter was 3.00%
    The CCF for the quarter declined 22.15%
    Tax provisions were 61.14% lower than in 3Q08
    Net profit for the quarter was $155.38 million, an increase of 39.03%
    Cash and cash equivalents at the end of the quarter was $161.17 million

  Mexico City, Mexico, October 28, 2009. Grupo Casa Saba (“Saba”, “GCS”, “the Company” or “the Group”), one of the leading Mexican distributors of pharmaceutical products, health and beauty aids, personal care and consumer goods, general merchandise, publications and other products announces its consolidated financial and operating results for the third quarter of 2009.

  QUARTERLY EARNINGS

  NET SALES

  During the third quarter of 2009, GCS’s sales were $7,009.53 million, an increase of 4.90%.

  SALES BY DIVISION

  PRIVATE PHARMA

  Sales in our Private Pharma division rose 6.19% during the third quarter of 2009.  This growth was primarily driven by our Mexican pharmaceutical distribution business.

  Sales for this division reached $5,951.63 million versus $5,604.89 million in 3Q08 and represented 84.91% of the Group’s total sales.

  GOVERNMENT PHARMA

  Sales in our Government Pharma division this quarter grew 5.19% to $269.42 million compared to $256.13 million in the third quarter of 2008.  This was mainly due to an increase in our participation in the bidding processes of the Instituto Mexicano del Seguro Social (IMSS), the Instituto de Seguridad Social del Estado de México y Municipios (ISSEMYM) and the Centro Nacional de Equidad de Género y Salud Reproductiva (National Center for Gender Equity and Reproductive Health).

  As a percentage of total sales, this division went from representing 3.83% in 3Q08 to 3.84% during the third quarter of 2009.

  HEALTH, BEAUTY, CONSUMER GOODS, GENERAL MERCHANDISE AND OTHER

  Sales in our Health, Beauty, Consumer Goods, General Merchandise and Other division reached $595.08 million, a decline of 3.14% compared to the third quarter of 2008. This was due to a decrease in promotions and discounts in an effort to improve this division’s operating margin.

  This division represented 8.49% of GCS’s total sales in 3Q09, slightly lower than the same period of the previous year when it accounted for 9.19% of the Group’s total sales.

  .

  PUBLICATIONS

  Publication sales decreased 6.39% during the quarter, primarily as a result of lower unit sales.  This decrease in units was due to the fact that Citem stopped distributing publications to international clients as well as some publications that no longer met our minimal profitability requirements.

  Consequently, this division’s participation as a percentage of total sales went from 3.09% in 3Q08 to 2.76% in the third quarter of 2009.

  .

  There were marginal changes in the sales mix during the quarter. Private Pharma sales represented 84.91% of total sales (compared to 83.88% during the third quarter of 2008), while Government Pharma accounted for 3.84% (versus 3.83% during the third quarter of 2008). Health, Beauty, Consumer Goods, General Merchandise and Other represented 8.49% (compared to 9.19% in the third quarter of 2008) and Publications made up the remaining 2.76% (versus 3.09% during the third quarter of 2008).

                                                                    Division                               % of Sales
                                                Private Pharma                             84.91%
                                            Government Pharma                          3.84%
                                  Health, Beauty, Consumer Goods,
                                    General Merchandise and Other                  8.49%
                                                  Publications                                2.76%

                                                     TOTAL                                   100.00%

  GROSS INCOME

  During the third quarter of the year, Grupo Casa Saba’s gross income increased 2.43% versus the same period of the previous year to reach $762.04 million.  This growth was primarily driven by our Private Pharma division.

  The company’s gross margin was 10.87%, 26 basis points lower than the 11.13% margin posted during 3Q08. The margin was affected by an increase in the cost of sales resulting from less favorable commercial conditions with the main Brazilian wholesalers.

  OPERATING EXPENSES

  GCS’s operating expenses reached $551.63 million in 3Q09, an increase of 6.52% compared to the third quarter of 2008.  The increase in expenses continues to be related to our Brazilian operations.

  Operating expenses represented 7.87% of our total sales in 3Q09 compared to 7.75% during the same period of the previous year.

  OPERATING INCOME

  Quarterly operating income was $210.41 million, 6.93% lower than the $226.07 reported in 3Q08.  This decline was due to the fact that the growth in sales was not sufficient to offset the increase in operating expenses.

  The operating margin was 3.00%, 38 basis points lower than the 3.38% margin registered in the third quarter of 2008.

  OPERATING INCOME PLUS DEPRECIATION AND AMORTIZATION

  Operating income plus depreciation and amortization for 3Q09 was $235.41 million, a decrease of 5.72% compared to the third quarter of 2008.  Depreciation and amortization for the period was $25.00 million, 5.90% higher than in the third quarter of 2008.

  CASH AND CASH EQUIVALENTS

  Cash and cash equivalents at the end of the third quarter of 2009 was $161.17 million, a decline of 44.99% compared to the same period of 2008.

  COMPREHENSIVE COST OF FINANCING

  During the period, GCS’s comprehensive cost of financing (CCF) reached $47.71 million, 22.15% lower than the CCF reported during 3Q08. This was primarily due to a reduction in the amount of interest income paid as well as a lower exchange rate loss.

  These interest payments are related to the long-term credit that was obtained as a result of the acquisition in Brazil as well as the interest that was generated from the utilization of short-term credits for our operations in both Mexico and Brazil.

  .OTHER EXPENSES (INCOME)

  During the third quarter of 2009, the Company registered an income of $17.43 million in other expenses (income), an increase of 20.59% versus the same period of 2008. The expenses (income) from this line item were derived from activities that are distinct from the company’s everyday business operations.

  TAX PROVISIONS

  During the third quarter, tax provisions were $24.74 million, 61.14% less than the $63.67 million obtained during 3Q08.  Of these, $75.89 million were related to income tax payments and ($51.15) million were attributed to deferred income tax.

  The effective tax rate for the quarter was 13.74%.

  NET INCOME

  As a result, GCS’s net income for the third quarter was $155.38 million, an increase of 39.03% compared to the third quarter of 2008. The growth was primarily due to the reduction in both the CCF as well as the tax provisions.

  Consequently, the net margin for the period was 2.22%, 55 basis points higher than the 1.67% net margin registered during the third quarter of 2008.

  WORKING CAPITAL

  During the third quarter of 2009, our accounts receivable days increased by 7.3 days from 3Q08 to reach 69.3 days.  In addition, our accounts payable days rose by 6.1 days versus 3Q08, to reach 56.3 days.  Finally, our inventory days were 60.4 days, 0.7 fewer days compared to the same period of the previous year.

  The 265.4 million shares issued by Grupo Casa Saba are listed on the Mexican Stock Exchange and its ADRs on the New York Stock Exchange, both under the symbol “SAB”. One ADR equals 10 ordinary shares.

  Grupo Casa Saba is one of the leading distributors of pharmaceutical products, beauty, personal care and consumer goods, general merchandise, publications and other goods in Mexico. With more than 115 years of experience, the Company distributes to the majority of pharmacies, chains, self-service and convenience stores, as well as other specialized national chains.

  As a precautionary note to investors, except for the historic information contained herein, certain topics discussed in this document constitute forward-looking statements. Such topics imply risks and uncertainties, including the economic conditions in Mexico and other countries in which Grupo Casa Saba operates, as well as variations in the value of the Mexican peso as compared with the US dollar.

  Contacts:
  GRUPO CASA SABA                                    IR Communications:
  Patrik Zielinski                                               Jesús Martínez Rojas
  +52 (55) 5284-6623                                       +52 (55) 5644-1247
  pzielinski@casasaba.com                              jesus@irandpr.com

  Sandra Yatsko
  +52 (55) 5284-6698
  syatsko@casasaba.com

GRUPO CASA SABA S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

In thousands of Mexican Pesos as of September 2009

I T E M	September 09	September 08	Variation

TOTAL ASSETS	13,798,347	12,360,269	1,438,078

CURRENT ASSETS	10,941,643	9,643,201	1,298,442
CASH AND CASH EQUIVALENTS	161,173	292,969	(131,797)
ACCOUNTS RECEIVABLE (NET)	5,396,988	4,605,3384	791,605
OTHER ACCOUNTS RECEIVABLE (NET)	1,103,140	613,954	489,186
INVENTORIES	4,194,126	4,029,527	164,598
OTHER CURRENT ASSETS	86,216	101,367	(15,151)
			-
NET PROPERY, PLANT AND EQUIPMENT	1,362,209	1,330,677	31,532
PROPERTY	1,358,812	1,354,852	3,960
MACHINERY AND EQUIPMENT	528,167	462,808	65,360
OTHER EQUIPMENT	656,090	630,199	25,892
ACCUMULATED DEPRECIATION	1,180,861	1,117,182	63,679

DEFERRED ASSETS (NET)	1,305,227	1,155,137	150,090
OTHER ASSETS	189,268	231,255	(41,986)

TOTAL LIABILITIES	6,866,302	5,811,719	1,054,583

CURRENT LIABILITIES	5,447,635	4,411,134	1,036,502
ACCOUNTS PAYABLE	3,954,131	3,481,861	472,270
BANK DEBT	1,194,305	575,340	618,965
ACCRUED TAXES		86,173	(86,173)
OTHER CURRENT LIABILITIES	299,200	267,759	31,440
LONG TERM LIABILITIES	942,119	913,000	29,119
BANK DEBT	942,119	913,000	29,119

OTHER LIABILITIES	476,547	487,585	(11,038)

SHAREHOLDER'S EQUITY	6,932,046	6,548,550	383,496

PAID-IN CAPITAL	1,993,875	1,993,875	-
CAPITAL STOCK	167,903	167,903	-
RESTATEMENT IN CAPITAL STOCK	956,094	956,094	-
PREMIUM ON STOCK SOLD	869,878	869,878	-
CAPITAL INCREASE (DECREASE)	4,938,171	4,554,675	383,496
CUMMULATIVE RESULTS AND EQUITY RESERVE	6,005,554	5,582,095	423,459
RESERVE FOR SHARES REPURCHASE	1,062,200	1,062,200	-
OVERAGE (DEFICIT) ON RESTATEMENT ON STOCKHOLDER'S EQUITY	(2,613,602)	(2,603,096)	(10,506)
NET INCOME	484,019	513,476	(29,457)

GRUPO CASA SABA, S.A.B. DE C.V.
Figures are expressed in thousands of Mexican pesos as of September 2009

	Jan-Sep		Jan-Sep		Variation		Jul-Sep		Jul-Sep		Variation
Income Statement	2008	% of sales	2009	% of sales	$	%	2008	% of sales	2009	% of sales	$	%
NET SALES	20,575,472	100.00%	22,014,920	100.00%	1,439,449	7.00%	6,682,023	100.00%	7,009,531	100.00%	327,508	4.90%
COST OF SALES	18,436,779	89.61%	19,590,593	88.99%	1,153,814	6.26%	5,938,059	88.87%	6,247,482	89.13%	309,423	5.21%
Gross Profit	2,138,693	10.39%	2,424,327	11.01%	285,634	13.36%	743,964	11.13%	762,049	10.87%	18,085	2.43%

Operating Expenses
Sales Expenses	519,674	2.53%	666,679	3.03%	147,005	28.29%	180,858	2.71%	213,256	3.04%	32,399	17.91%
Administrative Expenses	892,488	4.34%	1,027,399	4.67%	134,911	15.12%	337,030	5.04%	338,379	4.83%	1,349	0.40%
Operating Expenses	1,412,162	6.86%	1,694,078	7.70%	281,917	19.96%	517,888	7.75%	551,636	7.87%	33,748	6.52%

Operating Income	726,532	3.53%	730,249	3.32%	3,718	0.51%	226,077	3.38%	210,413	3.00%	-15,663	(6.93%)

COMPREHENSIVE COST OF FINANCING
Interest Paid	116,814	0.57%	170,671	0.78%	53,856	46.10%	63,193	0.95%	48,985	0.70%	-14,208	(22.48%)
Interest (Earned)	-3,823	(0.02%)	-3,877	(0.02%)	-54	1.40%	-2,380	(0.04%)	-1,304	(0.02%)	1,076	(45.20%)
Exchange Loss (Gain)	1,757	0.01%	2,145	0.01%	388	22.07%	478	0.01%	35	0.00%	-443	(92.65%)
Monetary Position (gain)	0	(0.00%)	0	0.00%	0	0.00%	0	(0.00%)	0	0.00%	0	0.00%
Comprehensive Cost of Financing	114,749	0.56%	168,939	0.77%	54,191	47.23%	61,292	0.92%	47,716	0.68%	-13,575	(22.15%)

OTHER EXPENSES (INCOME), net	-38,119	(0.19%)	-44,792	(0.20%)	-6,673	17.51%	-14,459	(0.22%)	-17,437	(0.25%)	-2,978	20.59%

NET INCOME BEFORE TAXES	649,902	3.16%	606,102	2.75%	-43,800	(6.74%)	179,244	2.68%	180,134	2.57%	890	0.50%

PROVISIONS FOR:
Income Tax	239,616	1.16%	184,554	0.84%	-55,062	(22.98%)	99,340	1.49%	75,899	1.08%	-23,441	(23.60%)
Asset Tax	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Deferred Income Tax	-106,990	(0.52%)	-62,471	(0.28%)	44,519	(41.61%)	-35,663	(0.53%)	-51,151	(0.73%)	-15,488	43.43%
Profit sharing due	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Deferred Profit sharing due	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Total taxes	132,626	0.64%	122,083	0.55%	-10,543	(7.95%)	63,677	0.95%	24,748	0.35%	-38,929	(61.14%)

Net Income Before Extraordinary Items	517,276	2.51%	484,019	2.20%	-33,257	(6.43%)	115,567	1.73%	155,386	2.22%	39,819	34.45%

Extraordinary Items (Income)	3,800	0.02%	0	0.00%	-3,800	0.00%	3,800	0.06%	0	0.00%	-3,800	0.00%
Net Income	513,476	2.50%	484,019	2.20%	-29,457	(5.74%)	111,767	1.67%	155,386	2.22%	43,619	39.03%

Depreciation and Amortization	59,107	0.29%	67,048	0.30%	7,941	13.44%	23,609	0.35%	25,003	0.36%	1,393	5.90%
Operating Income plus Depreciation and Amortization	785,639	3.82%	797,298	3.62%	11,659	1.48%	249,686	3.74%	235,416	3.36%	(14,270)	(5.72%)

Minority Interest			3,751	0.02%	3,751	0.00%			-21	0.00%	-21	0.00%